UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

to

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	September 30, 2015

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Explanatory Note

This Amendment No. 1 to the Form 12b-25 is being filed to correct the information provided in the Form 12b-25 originally filed for the quarter ended September 30, 2015. That filing erroneously stated that the Registrant’s controller has resigned in the quarter ended September 30, 2015. The controller actually resigned in the quarter ended June 30, 2015.

PART I — REGISTRANT INFORMATION

Merriman Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

250 Montgomery Street, 16th Floor
Address of Principal Executive Office (Street and Number)

San Francisco, California 94104
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report thereof, could not be filed within the prescribed time period.

Our quarterly report on Form 10-Q could not be filed within the prescribed time period. During the quarter ended June 30, 2015, the Registrant experienced the resignation of its Controller. Although the Registrant promptly replaced the Controller with a senior finance professional experienced in public company reporting, the disruption caused by the change in personnel resulted in delays in the preparation and presentation of financial information.  These delays were not as severe as in the previous quarter, but nonetheless contributed to our inability to process and review the financial information required to file the Quarterly Report on Form 10-Q by the date required without incurring undue hardship and expense.

The Registrant expects to file its Form 10-Q within the permitted extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

D. Jonathan Merriman	(415)	248-5601
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒ Form 10-Q for quarter ended March 31, 2015 and Form 10-Q for quarter ended June 30, 2015

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Merriman Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2015	By:	/s/ D. Jonathan Merriman
Name: D. Jonathan Merriman
Title: Chief Executive Officer